Exhibit 99.1

Iris Energy Limited

Notice of 2023 Annual General Meeting and Explanatory Statement

Chair's Letter

Dear Shareholder,

20 October 2023

It is my pleasure to invite you to attend the 2023 Annual General Meeting of Iris Energy Limited (“Iris Energy” or the “Company”) ("AGM").

The AGM will be held at 3.30pm on Wednesday, 29 November 2023 (ET) / 7.30am on Thursday, 30 November 2023 (AEDT), virtually.

AGM

In accordance with section 249R of the Corporations Act and rule 8.1 of the Constitution, the Board has determined to hold this year’s meeting as a virtual meeting via an online web link.

Please find enclosed the Notice of Meeting, Explanatory Statement and Proxy Card. This information can also be accessed online at www.proxyvote.com. If you do not intend to attend the Meeting, you are encouraged to complete and return your Proxy Card in the envelope provided or vote by phone by dialling the number noted at the top of the Proxy Card and following the instructions. Alternatively, instructions on how to lodge your proxy online are in the enclosed Notice of Meeting, the Proxy Card and at www.proxyvote.com.

Items of business

The items of business to be dealt with at the AGM are set out in the Notice of Meeting, and further information can be found in the Explanatory Statement, each accompanying this letter.

Please read these documents carefully to understand the resolution which Shareholders are being asked to approve at the AGM.

How to vote

We encourage Shareholders and proxy holders to participate in the AGM online, allowing them to listen to a live webcast, ask questions in writing and vote.

Shareholders and proxy holders will be able to participate in the AGM online by visiting the Virtual Shareholder Meeting platform via the web link below, on a smartphone, tablet or computer.

www.virtualshareholdermeeting.com/IREN2023

Information on how to log on, ask questions and vote online is set out in the attached Notice of Meeting.

As detailed in the Notice of Meeting and Explanatory Statement, in order to vote, you must either attend the AGM via the online web link or by lodging your proxy or direct vote prior to the AGM. If you vote by proxy, you must lodge your proxy no later than 28 November 2023, 11.59pm (ET).

Please refer to the Notice of Meeting and Explanatory Statement for details of the matters which you are being asked to approve.

The directors of the Company unanimously recommend that you vote IN FAVOUR of the resolution being proposed at the AGM on which you are entitled to vote.

Your Board and management team look forward to welcoming you to the AGM.

Please contact me if you have any questions at AGM@irisenergy.co. Thank you for your continued support.

David Bartholomew
Independent Non-Executive Chair
Iris Energy Limited

Iris Energy Limited

ACN 629 842 799

("Company")

Notice of 2023 Annual General Meeting

("Notice of Meeting")

Notice is hereby given that the annual general meeting of the Company ("AGM") will be held at:

Date & Time	Wednesday, 29 November 2023 commencing at 3.30pm (ET)

being, Thursday, 30 November 2023 commencing at 7.30am (AEDT)

Meeting link	www.virtualshareholdermeeting.com/IREN2023

To verify your shareholding, you will need to sign into the meeting using the unique control number mailed to you on or around the date of this Notice of Meeting.

The first purpose of the AGM is for Shareholders to receive and consider the Financial Report, the Directors' Report and the Auditor's Report for the Company for the financial year ended 30 June 2023.

Additionally, Shareholders will be able to vote on the Resolution set out below and described in the Explanatory Statement accompanying this Notice of Meeting ("Explanatory Statement").

The background to, and rationale for, the Resolution is summarised in the Explanatory Statement.

The directors have determined that the persons eligible to vote at the AGM are those who are Shareholders of the Company at 5:00pm (ET) on 9 October 2023 and, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 7:30am (AEDT) on 28 November 2023, being 3:30pm (ET) on 27 November 2023. Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM.

Capitalised terms have the meanings given in the 'Dictionary' section of the Explanatory Statement unless otherwise defined.

ANNUAL GENERAL MEETING

Ordinary business

Financial Reports

To receive and consider the Financial Report, the Directors' Report and the Auditor's Report for the year ended 30 June 2023.

Please note that this item does not require a formal resolution to be put to the AGM and so no vote will be held. However, Shareholders may ask questions on the matters contained in the reports. Shareholders will also be able to ask questions of the Company’s Auditor, who will attend the AGM.

Refer to the Explanatory Statement for further details on the Auditor and the differences between the Company's Financial Report, Directors' Report and Auditor's Report and the Company's Annual Report on 20-F, which includes the Company's annual financial statements that have been prepared and audited in accordance with International Financial Reporting Standards.

Resolution 1 – Appointment of Director

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

'That, for the purposes of section 201H(3) of the Australian Corporations Act 2001 and for all other purposes, the appointment of Ms Sunita Parasuraman as a director of the Company, which occurred on 18 July 2023 in accordance with clause 4.3 of the Company's constitution, is confirmed.'

NOTES

Technology and Virtual AGM

To provide additional flexibility for Shareholders and in accordance with section 249R of the Corporations Act and rule 8.1 of the Constitution, the Board has determined to broadcast the AGM virtually via a web link.

The Company will provide Shareholders with the opportunity to attend and participate in the virtual AGM through an online meeting platform, where Shareholders will be able to listen, submit written questions and vote online. Further instructions for participating at the virtual AGM are set out below and in the Proxy Card. All Shareholders and proxy holders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxy holders will also be able to participate in the Meeting, including asking questions online through the Q&A feature of the online platform. If your relevant shareholding cannot be verified by the moderator, you will be deemed to be attending the Meeting as a visitor and will not be able to submit questions.

Participating at the virtual AGM

Shareholders and proxy holders are encouraged to participate in the AGM online, allowing them to listen to a live webcast, ask questions in writing and vote.

Shareholders and proxy holders will be able to participate in the AGM online by visiting the Virtual Shareholder Meeting platform via the web link below, on a smartphone, tablet or computer.

www.virtualshareholdermeeting.com/IREN2023

The weblink will be available 15 minutes prior to the start of the AGM. Information on how to log on, ask questions and vote online are set out below. Shareholders and proxy holders can log in to the AGM by entering the unique control number mailed to them on or around the date of this Notice of Meeting.

Attending the AGM online enables Shareholders to attend the AGM live and also ask written questions and cast votes at the appropriate times whilst the AGM is in progress.

Please note that, in order to vote, Shareholders must either attend the AGM via the Virtual Shareholder Meeting platform or lodge their proxy or direct vote prior to the AGM.

Voting online

Once the polls are open, the Resolution and voting choices will appear. Shareholders and proxy holders can vote by clicking on one of the applicable voting options that will be displayed on the screen. Shareholders and proxy holders can change their vote at any time before the Chair closes the polls.

Shareholders may also submit their votes online at www.proxyvote.com no later than 11.59pm (ET) on Tuesday, 28 November 2023.

Further details of how to submit your direct vote prior to the AGM is set out in the Proxy Card.

Ask a question online

In order to provide an equal opportunity for all Shareholders to ask questions of the Board (and the Auditor) at the AGM, Shareholders are invited to:

(i)	submit a written question prior to the Meeting by accessing the Q&A function at www.proxyvote.com; and/or

(ii)	submit a written question during the Meeting via the Q&A function in the Virtual Shareholder Meeting platform.

Shareholders may also submit written questions by email at: AGM@irisenergy.co. The last day to submit questions before the AGM will be
11.59pm (ET) on Tuesday, 28 November 2023.

Questions may be moderated or amalgamated if there are multiple questions on the same topic. Your questions should relate to matters that are relevant to the business of the Meeting.

During the course of the Meeting, the Chair will seek to address as many Shareholder questions as reasonably practicable. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses will not be sent to Shareholders.

Voting Information

Registered ownership and beneficial ownership

If your Shares are registered in your name with our transfer agent and share registry, Computershare Limited, then you are considered the "registered owner" for those Shares. If you are the registered owner of your Shares then you have the right to vote your Shares by proxy or attorney, or to attend the AGM and vote via the Virtual Shareholder Meeting platform.

If your Shares are held through a bank, broker or other nominee, then you are the "beneficial owner" of the Shares, but you are not the "registered owner" of the Shares. As the beneficial owner of the Shares, you have the right to instruct your bank, broker or other nominee how to vote your Shares. In order to ensure your Shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided by such bank, broker or other nominee.

If you are a beneficial owner and do not provide your bank, broker or other nominee with voting instructions, under the rules of various national and regional securities exchanges, the bank, broker or other nominee may generally vote on routine matters but cannot vote on non-routine matters (to the extent that there are non-routine matters). If the bank, broker or other nominee that holds your Shares votes on one or more matters, but does not receive instructions from you on how to vote your Shares on one or more non- routine matters (to the extent that there are non-routine matters), the bank, broker or other nominee will inform the Company that it does not have the authority to vote on such non-routine matters with respect to your Shares.

Entitlement to vote at the AGM

The directors have determined that the persons eligible to vote at the AGM are those who are Shareholders of the Company at 5:00pm (ET) on 9 October 2023 and, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 7:30am (AEDT) on 28 November 2023, being 3.30pm (ET) on 27 November 2023. Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM.

If you are not the registered owner of your Shares and you wish to vote at the AGM, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

Voting by proxy

An eligible Shareholder can appoint a proxy or, where a Shareholder is entitled to two or more votes, the Shareholder may appoint two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

A Proxy Card accompanies this Notice of Meeting. To be effective, your proxy (including the original or a certified copy of any power of attorney or other authority under which it is signed) must be received by the Company not less than 48 hours before the start of the AGM:

(i)	online: www.proxyvote.com;

(ii)	by mail: to Iris Energy Limited c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

(iii)	by phone: by dialling 1-800-690-6903.

You can direct your proxy how to vote by following the instructions on the Proxy Card. Shareholders are encouraged to direct their proxy how to vote on the Resolution.

If you wish to direct your proxy to vote on the Resolution in the manner recommended by the Board, then your Proxy Card should be completed as follows.

	For	Against	Abstain
Annual General Meeting

1 Election of Sunita Parasuraman to Board (as defined in the Notice of Meeting) for the purposes of section 201H of the Australian Corporations Act 2001.	☒	☐	☐

Voting generally

On a poll at an AGM, every Shareholder present at the AGM has one vote for each fully paid Share held by the Shareholder (subject to the rights of holders of B Class Shares) and in respect of which the Shareholder is entitled to vote, and a proportional fraction of a vote for each partly paid Share held by the Shareholder and in respect of which the Shareholder is entitled to vote.

Where a person present at an AGM represents more than one Shareholder (whether personally, by proxy, attorney or, in the case of a corporate Shareholder, by corporate representative) the person is entitled to one vote on a poll at the AGM for each fully paid Share the person represents (subject to the rights of holders of B Class Shares), and a proportional fraction of a vote for each partly paid Share the person represents.

If a proxy is instructed to abstain from voting on a Resolution, they are directed not to vote on the Shareholder's behalf. On a poll, the Shares that are the subject of the proxy appointment will not be counted.

Any directed proxies that are not voted on a poll at an AGM by a Shareholder's appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll at the AGM.

If the Chair is appointed as your proxy (or is appointed your proxy by default), they can be directed how to vote by ticking the relevant boxes next to each item on the Proxy Card (i.e., 'for', 'against' or 'abstain').

The Chair intends to vote all undirected proxies IN FAVOUR of the Resolution.

Quorum

The AGM will only proceed if a quorum is present. If a quorum is not present within 30 minutes after the time appointed for the AGM, the AGM will be adjourned.

A quorum for the AGM will consist of at least 2 Shareholders present (which must include each holder of a B Class Share from time to time, to the extent that such holder is entitled to vote on the Resolution at the AGM) and entitled to vote.

In determining whether a quorum is present, each individual attending as a corporate representative, proxy or attorney is to be counted, except that:

•	an individual attending in more than one capacity is to be counted only once; and

•	if a Shareholder has appointed more than one corporate representative, proxy or attorney, only one is to be counted.

EXPLANATORY STATEMENT

This Explanatory Statement (including the Annexures to it) and the Notice of Meeting are important documents. They should be read carefully. If you have any questions regarding the matters set out in this document, you should consult a professional adviser. This Explanatory Statement does not provide professional, legal, financial or tax advice. Capitalised terms used in this document which are not otherwise defined have the meanings given to them in the Dictionary.

BACKGROUND

1.	Financial Reports

Background

Under section 317 of the Corporations Act, the Financial Report, Directors' Report and Audit Report of the Company in respect of the 2023 financial year will be laid before the Meeting.

The Financial Report contains the consolidated financial statements of the Company and its controlled entities as required to be prepared and lodged with ASIC in accordance with section 319 of the Corporations Act. As such, the Financial Report and the consolidated financial statements included therein have been prepared and audited in accordance with the requirements of the Corporations Act.

The Company’s Financial Report is separate and distinct from the Company’s Annual Report on Form 20-F filed with the SEC on 13 September 13, 2023, which includes the Company’s annual financial statements that have been prepared and audited in accordance with International Financial Reporting Standards. The Company’s Financial Report and the consolidated financial statements included therein are being presented to the Shareholders solely for the purposes of statutory compliance with the requirements of the Corporations Act.

This item does not require a formal resolution to be put to the AGM and so no vote will be held. However, Shareholders may ask questions on the matters contained in the reports. Shareholders will also be able to ask questions of the Company’s auditor, who will attend the AGM.

The reports are available on the Company's website, https://investors.irisenergy.co/financial-information/annual-reports.

Shareholders are being provided with a reasonable opportunity to ask questions on these statements and reports ahead of the Meeting. Shareholders may address written questions to the Chair about the management of the Company. All questions should be submitted to the Company in accordance with the instructions set out in the Notice of Meeting (under the heading "Participating at the virtual AGM").

The Chair of the Meeting will allow Shareholders to ask questions of the Auditor or its representatives prior to the Meeting relevant to:

(i)	the conduct of the audit;

(ii)	the preparation and content of the Auditor’s Report;

(iii)	the accounting policies adopted by the Company in relation to the preparation of its ASIC Audited Financial Statements;

(iv)	the independence of the auditor in relation to the conduct of the audit.

2.	Resolution 1 – Election of Sunita Parasuraman to Board of Directors

Background

On 18 July 2023, Ms Sunita Parasuraman was appointed as director of the Company and in accordance with clause 4.3 of the Constitution.

Following this appointment, in accordance with section 201H of the Corporations Act, Ms Parasuraman holds office as director of the Company until the Company's next annual general meeting, being the Meeting the subject of this Notice of Meeting.

In accordance with section 201H(3) of the Corporations Act, the Company therefore now seeks Shareholder approval for the ongoing appointment of Ms Parasuraman as director of the Company.

The appointment of Ms Parasuraman will be by vote of Shareholders as an ordinary resolution. Ms Parasuraman has provided to the Company, and has not withdrawn its, written consent to act as director of the Company.

Ms Parasuraman is a senior technology executive who has built and scaled world-class teams at Meta (Facebook), VMware, Genentech and Apple.

Ms Parasuraman holds a bachelor's degree in Engineering from the Indian Institute of Technology (IIT), Bombay, a master's degree in Engineering from the University of Pennsylvania and an MBA from the University of California, Berkeley's Hass School of Business.

Prior to her appointment with the Company, Ms Parasuraman served as the Head of Investments, New Product Experimentation at Meta (Facebook) and, before that, served as Facebook's Global Head of Treasury and Head of Treasury for Facebook's blockchain initiative.

Ms Parasuraman currently serves on the Board of Baldwin Risk Partners (NASDAQ: BRP), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Cyber Risk Committees. She also serves on the Board of the IIT Bombay Heritage Foundation as well as its Finance Governance & Nomination Committees.

Recommendation of the Board

The directors of the Company (other than Ms Parasuraman who abstains from providing any recommendation in respect of her own appointment) unanimously recommend that you vote IN FAVOUR of this Resolution.

DICTIONARY

"AAS" means the Australian Accounting Standards.

"AGM" means the Company's 2023 Annual General Meeting.

"ASIC" means the Australian Securities and Investments Commission.

"ASIC Audited Financial Statements" means the statutory financial statements that must be audited by an ASIC-registered independent auditor, in accordance with AAS, and lodged with ASIC as required under sections 292 and 296 of the Corporations Act and included in the Financial Report.

“Auditor” means the Company's auditor, being the partnership trading as Byrons (ABN 35 234 663 278) (which was appointed as the auditor in 2022 using the business name Moore Australia Audit NSW).

"Auditor's Report" means the auditor's report prepared by the Auditor for the Company and its controlled entities.

"B Class Share" means a B class share in the capital of the Company having the rights and restrictions set out in the Constitution.

"Board" means the board of directors of the Company.

"Chair" means the chair of the Board, or any other such person appointed by the directors or members of the Company in accordance with the Constitution.

"Company" means Iris Energy Limited ACN 629 842 799.

"Constitution" means the constitution of the Company from time to time.

"Corporations Act" means the Australian Corporations Act 2001 (Cth).

"Directors' Report" means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

"Explanatory Statement" has the meaning given in the Notice of Meeting.

"Financial Report" means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

“Meeting” means the AGM.

"Notice of Meeting" means this Notice of the AGM.

"Ordinary Share" means an ordinary share in the capital of the Company.

"Proxy Card" means the proxy and voting form accompanying this Explanatory Statement.

"Resolution" means a resolution set out in the Notice of Meeting.

"Share" means an Ordinary Share or a B Class Share.

"Shareholder" means a holder of a Share.

"Virtual Shareholder Meeting" means the virtual shareholder meeting platform accessible at www.virtualshareholdermeeting.com/IREN2023

[THIS PAGE INTENTIONALLY LEFT BLANK]